SUB-ITEM 77I:  TERMS OF NEW OR AMENDED SECURITIES

      On December 22, 2008, the registrant first issued, and began to publicly offer, shares of beneficial interest, no par value, of the RAM Small/Mid Cap Fund and the RAM Small Cap Fund (individually, a "Fund" and collectively, the "Funds"), two new series of registrant. Shares of each Fund are authorized to be issued in three separate classes -- Class A shares, Class C shares and Class I shares. The RAM Small/Mid Cap Fund has issued Class A shares and Class I shares and the RAM Small Cap Fund has issued Class A shares; Class C shares of both Funds and Class I shares of the RAM Small Cap Fund have not yet been issued. Shares of each Fund are freely redeemable and transferable. Each share of a Fund represents an equal proportionate interest in the assets and liabilities belonging to that Fund and is entitled to such dividends and distributions out of the income of that Fund as are declared by the Trustees. The shares do not have cumulative voting rights or any preemptive or conversion rights, and the Trustees have the authority from time to time to divide or combine the shares of a Fund into a greater or lesser number of shares, provided that the proportionate beneficial interests of shareholders in the assets of the Fund are in no way affected. No shareholder is liable to further calls or to assessment by the Funds without his express consent.

      Shares of each Fund have equal voting and liquidation rights. When matters are submitted to shareholders for a vote, each shareholder is entitled to one vote for each full share owned and fractional votes for fractional shares owned. Shareholders of all Classes of the Funds will vote together and not separately, except as otherwise required by law or when the Board of Trustees determines that the matter to be voted upon affects only the interests of shareholders of a particular Class. The Funds are not required to hold annual meetings of shareholders. In the event of liquidation of a Fund, the holders of shares of the Fund being liquidated will be entitled to receive as a class a distribution out of the assets, net of the liabilities, belonging to the Fund.

      Each Class of shares of a Fund represents an interest in the same assets of such Fund, have the same rights and are identical in all material respects, except that (1) the Classes bear different (or no) levels of sales loads and distribution expenses; (2) Class I shares have a higher minimum initial investment requirement and are available only to certain investors; (3) certain class specific expenses will be borne solely by the Class to which such expenses are attributable; (4) each Class has exclusive voting rights with respect to matters relating to its own distribution arrangements; and (5) certain Classes offer different features and services to shareholders. The Board of Trustees may classify and reclassify the shares of a Fund into additional classes of shares at a future date in its sole discretion.